Exhibit 99.2

NorZinc Ltd.

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

E-mail: invest@norzinc.com
Website: www.norzinc.com

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

FOR

MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2019

at
10th Floor, 595 Howe Street
Vancouver, British Columbia V6C 2T5

Dear NorZinc Shareholders,

On behalf of the Board of Directors and Management of NorZinc Ltd., I am pleased to invite you to a Meeting of Shareholders to be held on November 18, 2019 at the offices of DuMoulin Black LLP, located on the 10th Floor at 595 Howe Street, Vancouver, British Columbia at 10:00 a.m. (Pacific Time).

At the Meeting, you will be asked to consider the sale and issuance of a 1% net smelter return royalty (the "Royalty") over the Company's Prairie Creek zinc-lead-silver mine in the Northwest Territories (the "Prairie Creek Project") to RCF VI CAD LLC ("RCF") for a purchase price of C$8,000,000. RCF is currently the largest shareholder of the Company; accordingly, the sale and issuance of the Royalty requires disinterested shareholder approval in accordance with the policies of the Toronto Stock Exchange ("TSX").

* * *

We encourage you to read the enclosed management information circular to become better acquainted with the proposed Royalty.

Your participation in the affairs of the Company is important and we look forward to seeing you at the Meeting but if you are unable to attend the Meeting in person, please complete and deliver the enclosed Proxy to ensure your vote will be represented at the Meeting.

On behalf of the Board of Directors, we would like to thank all our shareholders for your support of NorZinc Ltd.

Yours truly,

“Don MacDonald”

Don MacDonald
President and Chief Executive Officer
NorZinc Ltd.

NorZinc Ltd.

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

NOTICE OF MEETING

TO: The Shareholders of NorZinc Ltd.

NOTICE IS HEREBY GIVEN THAT a meeting (the "Meeting") of the shareholders of NorZinc Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Monday, November 18 , 2019, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.

To consider, and if deemed advisable, pass with or without amendment, an ordinary resolution of disinterested shareholders of the Company authorizing and approving the sale and issuance of a 1% net smelter return royalty (the "Royalty") over the Company's Prairie Creek zinc-lead-silver mine in the Northwest Territories (the "Prairie Creek Project") to RCF VI CAD LLC ("RCF"), a wholly owned subsidiary of Resource Capital Fund VI L.P., for a purchase price of C$8,000,000, as more particularly set out in the information circular in respect of the Meeting.

2.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. The information circular with respect to the Meeting provides additional information about the matters to be dealt with at the Meeting and is deemed to form part of this notice.

All shareholders are invited to attend the Meeting. Only shareholders at the close of business on October 9, 2019 are entitled to receive notice of and vote at the Meeting. If you are a registered shareholder, you will have received this Notice of Meeting and a form of proxy. Registered shareholders who are unable to attend the Meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy. Completed proxies must be received by 10:00 a.m. (Pacific Time) on November 14, 2019, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you are a non-registered (beneficial) shareholder, you will have received this Notice of Meeting and a voting instruction form. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED this 9th day of October, 2019

BY ORDER OF THE BOARD OF DIRECTORS

"John Warwick"

John Warwick, Chairman

i

GLOSSARY OF TERMS

In the Information Circular, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meaning set out below, and words importing the singular number shall include the plural and vice versa.

"BCBCA" means the Business Corporations Act (British Columbia), as amended from time to time.

"Board of Directors" or the "Board" means the board of directors of the Company.

"Bridge Loan" means an interim senior secured project loan provided to Canadian Zinc by RCF pursuant to the Credit Agreement, in the amount of up to US$6 million, with interest at a rate of 8%, payable upon the earlier of (a) January 29, 2020 and (b) the date on which funding occurs and consideration is paid under either (x) the RCF Royalty or (y) a new base metal and precious metal net smelter returns royalties granted by Canadian Zinc to Sandstorm.

"Canadian Zinc" means Canadian Zinc Corporation, a wholly-owned subsidiary of the Company existing under the laws of the Province of British Columbia.

"Common Shares" means the common shares in the capital of the Company.

"Company" means NorZinc Ltd., a corporation existing under the laws of the Province of British Columbia.

"Credit Agreement" means the credit agreement dated as of September 27, 2019, among Canadian Zinc, as borrower, the Company, as guarantor, and RCF, as lender.

"Existing Credit Agreement" means the credit agreement dated December 21, 2017 among Canadian Zinc, as borrower, and Resource Capital Fund VI L.P., as lender.

"Existing Investor Agreement" means the amended and restated investor agreement dated July 10, 2018 among Canadian Zinc, RCF and Resource Capital Fund VI L.P. in connection with the Existing Credit Agreement.

"Information Circular" means, collectively, the Notice of Meeting and this management information circular of the Company, including all schedules hereto and all material incorporated by reference, sent to the Company's shareholders in connection with the Meeting.

"Investor Agreement" means the Investor Agreement between the Company, Canadian Zinc and RCF, dated September 27, 2019.

"Meeting" means the meeting of the holders of Common Shares (including any adjournment or postponement of that meeting) to be held on November 18, 2019 to, among other things, the Royalty Resolution and the Arrangement Resolution.

"Notice of Meeting" means the notice of the Meeting sent to the Company's shareholders, which accompanies this Information Circular.

ii

"Prairie Creek Project" means the location, and activities of exploration, development and/or construction, including the development and construction of the Zinc-Lead-Silver mine, being carried out on the Prairie Creek property located approximately 500 km west of Yellowknife in the Northwest Territories, Canada, at latitude 61° 33' North and longitude 124° 48'.

"RCF Group" means Resource Capital Funds, a group of commonly managed private equity funds, including RCF, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions.

"RCF Royalty" means the proposed 1.0% net smelter return royalty on products from the Prairie Creek Project to RCF for C$8,000,000.

"RCF Royalty Resolution" means the ordinary resolution of disinterested shareholders of the Company to, among other things, authorize and approve the RCF Royalty and the RCF Royalty Agreement, in the form and content as set out in this Information Circular under the heading "RCF Royalty – Disinterested Shareholder Approval of the RCF Royalty".

"RCF Royalty Agreement" means the royalty agreement to be entered into between Canadian Zinc and RCF, which such RCF Royalty Agreement is set out in Schedule "A" attached to the Information Circular.

"RCF" means RCF VI CAD LLC, a Delaware limited liability company.

"Record Date" means October 9, 2019, the record date to receive notice of and to vote at the Meeting.

"Sandstorm" means Sandstorm Gold Ltd.

"TSX" means the Toronto Stock Exchange and any successor stock exchange thereto.

NorZinc Ltd.

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

INFORMATION CIRCULAR

(As at October 9, 2019, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of NorZinc Ltd. for use at the meeting of the holders of Common Shares of the Company to be held on November 18, 2019 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

NOTICE-AND-ACCESS

The Company is not sending this Information Circular to registered or beneficial shareholders using "notice-and- access" as defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy in the accompanying form will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting for this Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the "Non- Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular, the proxy and other materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders may be either "objecting beneficial owners" ("OBOs") or "non-objecting beneficial owners" ("NOBOs"), as such terms are defined in NI 54-101. The Company is mailing Meeting Materials directly to NOBOs under NI 54-101. The Company intends to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the OBOs.

As stated above, Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non- Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company's registrar and transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, to the knowledge of the management of the Company, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

RCF, located at 1400 Sixteenth Street, Suite 200, Denver, Colorado, USA 80202, has an interest in the Royalty by virtue of being the largest shareholder of the Company. See "Royalty" below. As of the

Record Date for the Meeting, October 9, 2019, RCF directly held 151,630,000 Common Shares representing approximately 40.7% of the Company's issued and outstanding share capital.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value, of which as at the Record Date for the Meeting, October 9, 2019, a total of 372,542,553 Common Shares were issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on the Record Date for the Meeting will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

Other than as set out below, to the knowledge of the directors and executive officers of the Company, as at the Record Date for the Meeting, no person or entity beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares of the Company:

Name of Owner	Number of Common Shares	Percentage
RCF VI CAD LLC	151,630,000	40.7%

*Based on filings made on the System for Electronic Disclosure by Insiders (www.sedi.ca) website as of the Record Date.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

See "Interest of Certain Persons or Companies in Matters to be Acted Upon" and "RCF Royalty". Other than as set forth therein, no informed person of the Company, or any associate or affiliate of any informed person has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

RCF ROYALTY

At the Meeting, disinterested shareholders will be asked to consider and, if deemed advisable, to authorize and approve the RCF Royalty and the RCF Royalty Agreement.

Background to the Royalty

Resource Capital Funds is a group of commonly managed private equity funds, which includes RCF, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions. Since inception, Resource Capital Funds has supported 170 mining companies, with projects located in 53 countries and across 30 commodities. Further information about Resource Capital Funds can be found on its website (www.resourcecapitalfunds.com). Resource Capital Funds aims to partner with companies to build strong, successful and sustainable businesses and in doing so, strives to earn superior returns for all shareholders.

RCF and certain affiliates have been a major shareholder of the Company since 2016, when they first reported owning over 10% of the Company's then current issued and outstanding shares. Since then, RCF and its affiliates have made a number of additional investments in the Company and have continued to show an interest in funding construction and development of the Prairie Creek Project.

A more fulsome summary of the Resource Capital Funds’ investment and participation in the Company and Canadian Zinc up to June of 2018 is included in the Notice of Meeting and Information Circular for the Annual General and Special Meeting of Shareholders held on Wednesday, June 27, 2018, a copy of which may be found on the Company's SEDAR issuer profile.

Pursuant to the Existing Investor Agreement, RCF enjoys particular rights, including: participation rights to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the Board of Directors of the Company; and certain other project oversight rights. In addition, RCF has the exclusive right, in priority to any other potential financiers, for a period of 90 days, to propose, negotiate and enter into a financing agreement in respect of the construction, development or improvement of the Prairie Creek Project.

Ongoing financing discussions with RCF since August 20, 2019 led to the negotiation of the Bridge Loan and the RCF Royalty. On September 6, 2019, the parties entered into a non-binding term sheet setting out the basic terms and conditions of the Bridge Loan and RCF Royalty. On September 27, 2019, Canadian Zinc, as borrower, the Company, as guarantor, and RCF, as lender, entered into the Credit Agreement and the Investor Agreement, pursuant to which RCF agreed to provide the Bridge Loan, an interim senior secured project loan, to Canadian Zinc in the amount of up to US$6 million to be used for the ongoing development of the Prairie Creek Project. The Bridge Loan bears interest at a rate of 8% per annum payable upon the earlier of (a) January 29, 2020 and (b) the date on which funding occurs and consideration is paid under either (x) the RCF Royalty or (y) a new base metal and precious metal net smelter returns royalties granted by Canadian Zinc to Sandstorm. The Bridge Loan is guaranteed by the Company and secured by a charge on the Prairie Creek Project and contains customary affirmative and negative covenants and events of default.

Pursuant to a royalty agreement dated May 31, 2013 between Canadian Zinc and Sandstorm, Sandstorm holds a 1.2% base metal and precious metal net smelter returns royalty on the Prairie Creek Project and a right of first refusal with respect to the sale of royalties on products produced at the Prairie Creek Project. Sandstorm has waived its right of first refusal with respect to the sale of the RCF Royalty. Accordingly (a) the Bridge Loan will mature upon the earlier of (x) January 29, 2020 and (y) the date on which funding occurs and consideration is paid under the RCF Royalty, and (b) unless Canadian Zinc secures third party funds and such funds are approved by RCF for repayment of the Bridge Loan in accordance with the terms of the Bridge Loan, the only funds available for repayment of the Bridge Loan will be out of the proceeds of the sale of the RCF Royalty.

In connection with the Bridge Loan and the RCF Royalty, the Company, Canadian Zinc and RCF entered into the Investor Agreement. Such Investor Agreement will supplement and support the rights of RCF under the Credit Agreement, the Existing Investor Agreement and the RCF Royalty Agreement, and will require the Company and/or Canadian Zinc to adhere to a construction and development plan setting out particular action items and deliverables to be completed and/or prepared and delivered by the Company by the end of 2019.

The use of proceeds of the RCF Royalty will include repayment of the Bridge Loan, the ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence, and general working capital.

Particulars of the Royalty

Pursuant to the RCF Royalty Agreement, the purchase price for the RCF Royalty will be satisfied upon closing by RCF by (i) set-off against the outstanding balance due to RCF under the Bridge Loan (plus accrued interest and fees (if any) thereon), (ii) retention by RCF of its estimated costs and expenses associated with the purchase of the RCF Royalty, including RCF's due diligence costs and fees and expenses incurred by RCF in connection with the Credit Agreement and related matters which have not be reimbursed prior to the closing date of the RCF Royalty, and (iii) payment of cash by RCF to the Company.

The sale and issuance of the RCF Royalty is conditional upon, among other things, (i) disinterested shareholder approval of the RCF Royalty and (ii) discharge of the Credit Agreement and related security. The TSX granted conditional approval in connection with the RCF Royalty.

Purpose of the Royalty

The Board of Directors believes that the $8 million RCF Royalty is a strong vote of confidence from RCF, the Company's largest shareholder, in the Company's potential and the viability of the Prairie Creek Project. Further, the Board of Directors believes that shareholders will benefit from the RCF Royalty as the transaction will facilitate the development of the Prairie Creek Project. Specifically, the proceeds of the RCF Royalty will be used by the Company in the following priority:

(a)	to repay the principal amount of the Bridge Loan, plus accrued interest and fees (if any) thereon, on a cashless basis from the net proceeds of the Royalty;

(b)	for additional engineering and permitting works of the Prairie Creek Project; and

(c)	for general working capital purposes.

Approval and Recommendation of the Board of Directors

The Board of Directors has carefully considered the RCF Royalty, including the terms of the RCF Royalty Agreement, and has determined that the RCF Royalty is in the best interests of the Company, and unanimously recommends that disinterested shareholders vote IN FAVOUR of the RCF Royalty Resolution at the Meeting. In recommending that disinterested shareholders vote in favour of the RCF Royalty Resolution, the Board considered, among other things, (i) the financing needs for the ongoing development of the Prairie Creek Project, (ii) that the financing is in the form of a royalty, and not debt, which will allow the Company to repay the US$6 million Bridge Loan, and (iii) that the determination of the purchase price for, and the terms and conditions governing, the RCF Royalty are essentially the same as used for the existing 1.2% royalty previously sold to Sandstorm, an arms-length third party, in 2013 for US$10 million (at the time C$10.25 million). Under the terms of the Bridge Loan, unless otherwise consented to by RCF, Canadian Zinc must repay the Bridge Loan and any other obligations under the Bridge Loan using the proceeds of the RCF Royalty or the proceeds of a new base metal and precious metal net smelter returns royalties granted by Canadian Zinc to Sandstorm; since Sandstorm has waived its right of first refusal with respect to the sale of the RCF Royalty, the only approved source of funds for Canadian Zinc's repayment obligations under the Bridge Loan will be proceeds from the sale of the RCF Royalty. Accordingly, if (a) the RCF Royalty is not approved, and (b) Canadian Zinc (x) does not secure third party funds or (y) secures third party funds but RCF does not consent to the use of such funds for repayment under the Bridge

Loan, Canadian Zinc will not be able to meet its repayment obligations under the Bridge Loan and will eventually be in default thereunder. Upon default, interest on the outstanding principal amount of the Bridge Loan will accrue at a rate of 15.0% per annum and RCF will be able to enforce its security over the Prairie Creek Project and make a claim against the Company (as guarantor) for amounts owed to it under the Bridge Loan.

Notwithstanding that the RCF Royalty may be authorized and approved by the shareholders at the Meeting, the directors will be authorized and empowered, without further notice to, or authorization, approval, ratification or confirmation of, any shareholders of the Company to determine whether or not to proceed with RCF Royalty at any time prior to the closing thereof.

Canadian Securities Law Considerations

The Company is a reporting issuer in each of the provinces of Canada, and is subject to MI 61-101. MI 61-101 regulates insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, disinterested securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

RCF is a "related party" of the Company pursuant to MI 61-101 as RCF is a person that has beneficial ownership of, and control or direction over, directly or indirectly securities of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding voting securities. The RCF Royalty constitutes a "related party transaction" pursuant to MI 61-101. Pursuant to subsection 5.5(a) of MI 61-101 [Fair Market Value Not More Than 25% of Market Capitalization], the Company is exempt from the requirements under MI 61-101 of having to obtain a formal valuation and, pursuant to subsection 5.7 of MI 61-101 [Exemptions from Minority Approval Requirement], the Company is exempt from the requirements under MI 61.101 of having to obtain minority approval of its shareholders for the RCF Royalty.

However, pursuant to the rules of the TSX, an issuer must seek disinterested shareholder approval if the value of the consideration to be received by the related party in respect of the related party transaction exceeds 10% of the current market capitalization of the Company. The purchase price for the RCF Royalty is C$8,000,000. The market capitalization of the Company as at the Record Date is approximately C$33,528,830, so the value of the consideration to be received by RCF in connection with the RCF Royalty is approximately 23.86% of the Company's market capitalization. Therefore, in accordance with the Section 501(c) of the TSX Company Manual, the Royalty Resolution must be approved by at least 50% of the votes cast at the Meeting, excluding the votes attached to Common Shares beneficially owned by RCF.

Disinterested Shareholder Approval of the Royalty

To become effective, the Royalty Resolution must be approved, with or without variation, by an affirmative vote of at least a simple majority of the votes cast by the disinterested shareholders voting in person or by proxy at the Meeting. To the knowledge of the Company after reasonable inquiry, only the Common Shares held or controlled by RCF will be excluded from the shareholder votes required to approve the RCF Royalty, since RCF is a party to the RCF Royalty. As at the Record Date for the Meeting, October 9, 2019, RCF held 151,630,000 Common Shares representing approximately 40.7% of the Company's issued and outstanding Common Shares on a non-diluted basis.

The RCF Royalty Resolution is as follows:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS, THAT:

1.

The sale and issuance of the 1.0% net smelter return royalty (the "Royalty") on products from the Prairie Creek Project by Canadian Zinc Corporation (the "Canadian Zinc") to RCF VI CAD LLC ("RCF") for a purchase price of C$8,000,000 be and is hereby authorized and approved.

2.

The royalty agreement (the "Royalty Agreement"), substantially in the form attached to the Information Circular dated as of October 9, 2019, to be entered into between Canadian Zinc and RCF, and all the transactions contemplated therein, are hereby authorized and approved.

3.

Notwithstanding that this resolution has been passed, and the Royalty and Royalty Agreement authorized and approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered, without further notice to, or authorization, approval, ratification or confirmation of, any shareholders of the Company to determine whether or not to proceed with Royalty and the Royalty Agreement at any time prior to the closing thereof.

The Board of Directors has carefully considered the RCF Royalty, including the terms of the RCF Royalty Agreement, and has determined that the RCF Royalty is in the best interests of the Company, and unanimously recommends that disinterested shareholders vote IN FAVOUR of the RCF Royalty Resolution at the Meeting.

RISK FACTORS

Future changes in the Company's relationship with RCF

The arrangements between the Company and RCF do not require RCF, either directly or indirectly, to maintain any minimum ownership level in the Company. Accordingly, RCF may transfer, subject to applicable securities law, all or a substantial portion of its interest in the Company's Common Shares to a third party without the Company's consent or the consent of the Company's other shareholders. The interests of any such transferee may be different from RCF's and may not align with those of the Company's other shareholders, which may cause disruption to the Company's operations and business plans and strategies. The Company is unable to predict with any certainty the effect that any such transfer would have on the trading price of its Common Shares or its ability to raise capital in the future, including in respect of the continuing development of the Prairie Creek Project. As a result of the foregoing, in the event of a change of relationship between RCF and the Company, the Company's future would be uncertain and its business, financial condition and results of operations may suffer.

Future sales or distributions of Common Shares by RCF

The sale of a substantial number of the Company's Common Shares in the public market by RCF, or the market perception that such a sale may occur, could significantly reduce the market price of the Company's Common Shares. The Company is unable to predict the effect, if any, that future public sales of Common Shares will have on the market price of the Company's Common Shares. If the market price of the Company's Common Shares were to drop as a result, this might impede the

Company's ability to raise additional capital and might cause remaining Company shareholders to lose all or part of their investment.

The intentions of RCF regarding its long-term economic ownership of the Company's Common Shares are subject to change. Factors that could cause RCF's current intentions to change include changes in the circumstances of RCF or its affiliates, changes in the Company's management and operations and changes in tax laws, market conditions and the Company's financial performance.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.norzinc.com. Financial information is provided in the Company's financial statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2018.

Shareholders may request copies, free of charge, of the Company's Financial Statements, MD&A and Annual Information Form by contacting the Company at:

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9
Tel: (604) 688-2001 Fax: (604) 688-2043
Email: invest@norzinc.com

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Management Proxyholders to vote the shares represented thereby in accordance with their best judgment on such matter.

FORWARD LOOKING STATEMENTS

This Information Circular and the documents incorporated by reference in this Information Circular contain forward- looking information and other forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements used in this Information Circular may contain words such as "may", "will", "potential", "intends", "should", "expects", "remain", "anticipates", "continue", "plans", "outlook", "predicts", "believes", "estimates", "could", "might", "intends", "targets", "projects", "forecasts" or the negative of these terms or other similar expressions. Forward-looking information in this Information Circular includes, without limitation, statements regarding intentions; plans and objectives; the RCF Royalty, including but not limited to the benefits, effects and expected time of closing thereof and the expected use of proceeds therefrom. Such forward-looking statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it. The Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Forward-looking statements involve significant risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. You should not place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those expressed in any forward-looking statements, including, without limitation:

  the perceived benefits of the RCF Royalty are based upon, among other things, the financial and operating attributes of the Company, including with respect to the Prairie Creek Project, as at the date hereof and the views of management and the Board of Directors respecting the key reasons for the RCF Royalty and current and anticipated market conditions;

  the structure and effect of the RCF Royalty is based upon the terms of the RCF Royalty Agreement and the transactions contemplated thereby, assumptions that all terms and conditions of the RCF Royalty Agreement will be met and assumptions that the representations and warranties in the RCF Royalty Agreement will be true and correct at all applicable times;

  general economic, political and market factors;

  business competition;

  changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  changes in government regulations and legislation, and unexpected judicial or regulatory proceedings;

  the occurrence of catastrophic events;

  the inability of the Company to obtain the requisite approvals of the TSX with respect to the RCF Royalty;

  inability of the parties to obtain required consents, permits or approvals, including the approval by the Company's shareholders of the RCF Royalty Resolution or to satisfy the other conditions precedent to such transactions;

  the possibility of delays in mining activities; and

  changes in plans with respect to exploration, development projects or capital expenditures.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission. In particular, readers should direct their attention to the risks detailed in this Information Circular and the documents incorporated by reference herein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. Readers should carefully consider those risks, in addition to the other information in this Information Circular and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

Although the forward-looking statements contained in this Information Circular are based upon what management believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Information Circular, and should not be relied upon as representing the Company's views as of any date subsequent to the date of this Information Circular. Other than as specifically required by applicable law, the Company assumes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

APPROVAL OF THE INFORMATION CIRCULAR BY THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved by the Board of Directors of the Company, and the delivery of it to each shareholder of the Company entitled thereto, has been authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia as of the 9th day of October, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

"John Warwick"

John Warwick, Chairman

SCHEDULE "A"

Royalty Agreement

(See attached)

EXECUTION VERSION (Redacted for filing)

THIS BASE METAL AND PRECIOUS METAL NET SMELTER RETURNS ROYALTIES AGREEMENT dated as of __________ the day of __________, 2019.

B E T W E E N :

CANADIAN ZINC CORPORATION, a corporation incorporated and existing under the laws of the Province of British Columbia

(the “Owner”)

- and -

RCF VI CAD LLC, a limited liability company formed and organized under the laws of the State of Delaware

(the “Royalty Holder”)

WHEREAS the Owner owns 100% of the Prairie Creek property, comprising mining leases, surface leases and staked mineral claims, covering 8,218 hectares of land and located in the Northwest Territories, Canada, all as more particularly described and shown on a map in Schedule “A” attached hereto and forming a part hereof (the “Property”). For clarity, for the purposes of this Agreement, the Property shall include any and all renewals, extensions and replacements of the said mining leases, surface leases and staked mineral claims and shall also include any and all new mineral and real property tenures of the Owner within the map area shown on Schedule “A” or any interest therein, including without limitation, fee simple interest, mining leases, surface leases, mineral claims, or similar claims and any and all renewals, extensions and replacements thereof;

AND WHEREAS the Owner is planning to develop, construct and operate a zinc, silver and lead project at the Property;

AND WHEREAS the Property is free and clear of any and all liens, charges, security interests, claims, mortgages and other encumbrances, save and except for the permitted encumbrances which are set forth in Schedule “B” attached hereto and forming a part hereof;

AND WHEREAS the Owner seeks to grant to the Royalty Holder a certain base metal net smelter returns royalty and a certain precious metal net smelter returns royalty, all on and subject to the terms and conditions herein contained;

AND WHEREAS the Parties are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions contained herein;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise provided:

“Affiliate” means with respect to a Person, any other Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person;

“Ag” means silver;

“Agreement” means this Base Metal and Precious Metal Net Smelter Returns Royalties Agreement;

“Allowable Deductions” means, all costs, charges, deductions and expenses paid or incurred by the Owner for or with respect to Products comprising:

(i)

charges for treatment in the smelting, refining or other beneficiation processes (including handling, tertiary treatment, provisional settlement fees, weighing, sampling, concentrate leaching, assaying umpire and representation fees and costs, treatment penalties, including without limitation, metal losses, and other processor deductions), but excluding costs of mining, mine site processing, handling, tertiary treatment and other beneficiation, and mine site smelting, refining and concentrating;

(ii)

costs of transporting (including loading, freight, insurance, security, surveyor fees, non- refundable transaction taxes, handling, port fees, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation), securing and insuring Products to a smelter, refinery or other purchaser of Products, including without limitation, in the case of Ag, Pb or Zn or other metal concentrates, offsite security costs;

(iii)	costs or charges for or in connection with insurance, storage, or representation at a smelter or refinery for Products;

(iv)	any deductible required to be paid in connection with insurance proceeds paid to the Owner in respect of a Loss; and

(v)

non-refundable sales, use, severance, excise, government royalties, and ad valorem taxes and any tax on or measured by mineral production, but not including income taxes of the Owner or the Royalty Holder;

provided that where Products are processed on or off the Property in a facility wholly or partially owned by the Owner, a shareholder of the Owner or an Affiliate of the Owner or an Affiliate of a shareholder of the Owner, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm’s length basis or which would not be Allowable Deductions if those Products were processed by an independent third party. There will be no Allowable Deductions from Gross Proceeds received as a result of a Loss;

“Annual Report” means a written report, in relation to any calendar year, detailing:

(i)	the number of ounces or pounds, as the case may be, of Minerals produced from the Property, on a Month by Month basis, in the applicable calendar year;

(ii)	if applicable, the names and addresses of each Offtaker to which the Minerals referred to in subsection (i) were delivered;

(iii)

the Gross Proceeds, the Allowable Deductions which were applied against the Gross Proceeds and the Net Smelter Returns for each Product which have resulted or which are estimated to result from the Minerals referred to in subsection (i), on a Month by Month basis;

(iv)

the amount of the Base Metal Royalty and the Precious Metal Royalty which have been paid to the Royalty Holder with respect to the Minerals referred to in subsection (i) on a Month by Month basis, in accordance with the provisions of this Agreement;

(v)

an updated mine operating and development plan and budget which includes updated reserves and resources, forecasted production during the upcoming annual period and any planned drilling and exploration activities within the Property during the upcoming annual period; and

(vi)

until the mine at the Property achieves commercial production, a summary of the status of any and all material permit and permit applications with respect to the Property and mining operations to be conducted thereon during the upcoming annual period;

“Audit Dispute Notice” has the meaning set forth in section 3.11;

“BCICAC” has the meaning set forth in section 8.1;

“Base Metals” means Refined Pb and Refined Zn and any other minerals generally considered to be a base metal and, for greater certainty, all Products that are not considered to be Precious Metals shall be considered to be Base Metals;

“Base Metal Royalty” means 1.0% of the Net Smelter Returns from Base Metals;

“Budget” has the meaning set forth in section 2.3.

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in the place where an act is to be performed or a payment is to be made;

“Charge” means a general mortgage and charge over the Property and all of the Minerals located thereon and any related proceeds granted in support of the Base Metal Royalty and the Precious Metal Royalty, in form and substance satisfactory to the Royalty Holder, acting reasonably;

“Confidential Information” has the meaning set forth in section 10.2;

“Control” or “Controlled” means, when used as a verb:

(i)

with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the entity through the legal or beneficial ownership of voting securities or the right to appoint managers, directors or corporate management or by contract, operating agreement, voting trust or otherwise;

(ii)	with respect to a natural person, the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and

(iii)	when used as a noun, an interest that gives the holder the ability to exercise any of the powers described in subsections (i) and (ii) of this definition.

“Effective Date” means the date of the execution and delivery of this Agreement by the Parties;

“Gross Proceeds” means, proceeds received or deemed to be received by the Owner from the Sale of Products from the Property, whether processed on or off of the Property, determined as follows, subject to the provisions of section 3.5:

(i)

if Products are sold by the Owner in the form of ore, doré, concentrates or metals, then the Gross Proceeds in respect of such ore, doré concentrates or metals will be equal to the amount of the proceeds actually received by the Owner from the sale of such ore, doré, concentrates or metals;

(ii)

if Products are sold by the Owner in the form of Refined Ag, then such Ag will be deemed to have been sold at the Monthly Average Silver Price for the Month in which such Ag was refined and the Gross Proceeds in respect of Ag will be determined by multiplying Silver Production for the Month by the Monthly Average Silver Price for the Month;

(iii)

if Products are sold by the Owner in the form of Refined Pb, then such Pb will be deemed to have been sold at the Monthly Average Lead Price for the Month in which such Pb was refined and the Gross Proceeds in respect of Pb will be determined by multiplying Lead Production for the Month by the Monthly Average Lead Price for the Month;

(iv)

if Products are sold by the Owner in the form of Refined Zn, then such Zn will be deemed to have been sold at the Monthly Average Zinc Price for the Month in which such Zn was refined and the Gross Proceeds in respect of Zn will be determined by multiplying Zinc Production for the Month by the Monthly Average Zinc Price for the Month; and

(v)	if there is a Loss of Products then the Gross Proceeds will be equal to the sum of the insurance proceeds actually received in respect of such Loss;

“Lead Production” means either: (i) the quantity of Refined Pb measured in pounds that is outturned to the Owner’s account by a refinery; or (ii) the recoverable and saleable quantity of Pb contained in Pb bearing ores, metals (metals shall include bullion, concentrates or other forms) derived from operating the Property as a mine to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market of arm’s length sales or purchases between unrelated parties;

“Loss” means a loss of, theft of or damage to Products, whether or not occurring on or off the Property and whether the Products are in the possession of the Owner or otherwise;

“Losses” means all damages, claims, losses, liabilities, fines, penalties and expenses;

“Market Value” means (i) with respect to lead, the Monthly Average Lead Price, (ii) with respect to silver, the Monthly Average Silver Price, and (iii) with respect to zinc, the Monthly Average Zinc Price;

“Materials” has the meaning set forth in section 2.5;

“Metals” means Refined Ag, Refined Pb and Refined Zn;

“Minerals” means any and all metal bearing material, in whatever form or state, produced from the Property;

“Mining Leases” has the meaning set forth in Schedule “A” attached hereto;

“Month” means a calendar month;

“Monthly Average Lead Price” means the average London Metal Exchange – “First Session second ring” for Pb in United States dollars (or, should that quotation cease, another similar quotation acceptable to the Parties or, if they cannot agree, determined by arbitration hereunder), calculated by dividing the sum of all such prices reported for the Month by the number of days for which such prices were reported;

“Monthly Average Silver Price” means the average London Bullion Market Association “P.M. Silver Fix” in United States dollars (or, should that quotation cease, another similar quotation acceptable to the Parties or, if they cannot agree, determined by arbitration hereunder), calculated by dividing the sum of all such prices reported for the Month by the number of days for which such prices were reported;

“Monthly Average Zinc Price” means the average London Metal Exchange – First Session second ring” for Zn in United States dollars (or, should that quotation cease, another similar quotation acceptable to the Parties or, if they cannot agree, determined by arbitration hereunder), calculated by dividing the sum of all such prices reported for the Month by the number of days for which such prices were reported;

“Net Smelter Returns” means for any Product for which there has been a Sale, the Gross Proceeds from the Sale of such Product less Allowable Deductions related to such Product;

“Notice” has the meaning set forth in section 10.8;

“Offtaker” means the counterparty to an Offtake Agreement;

“Offtake Agreement” means any refining, smelting, brokering, sale, marketing and/or processing agreement entered into by the Owner or its Affiliates with respect to Minerals produced from the Property;

“Owner” has the meaning set forth in the preambles to this Agreement;

“Owner Indemnified Parties” has the meaning set forth in section 6.2;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Pb” means lead;

“Permitted Encumbrance” means an encumbrance described in Schedule “B”;

“Person” means and includes any individual, corporation, limited liability company, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization;

“Precious Metals” means Refined Ag and any other minerals generally considered to be a precious metal;

“Precious Metal Royalty” means 1.0% of the Net Smelter Returns from Precious Metals;

“Products” means all metal bearing ores mined from the Property and all concentrates and other mineral products, metals or minerals which are derived therefrom, whether so derived on or off the Property, and includes for greater certainty and without limitation, Silver Production, Lead Production and Zinc Production;

“Property” has the meaning ascribed thereto in the preambles to this Agreement;

“Refined Ag” means the Ag portion of marketable metal bearing material in the form of Ag that meets the specifications for Good Delivery Silver Bars under the Good Delivery Rules as published by the London Bullion Market Association from time to time being in any case of a purity of at least 99.9%;

“Refined Pb” means the Pb portion of marketable metal bearing material in the form of Pb that is refined to standards meeting or exceeding commercial standards for the sale of refined Pb, being in any case of a purity of at least 99.9%;

“Refined Zn” means the Zn portion of marketable metal bearing material in the form of Zn that is refined to standards meeting or exceeding commercial standards for the sale of refined Zn, being in any case of a purity of at least 98.5%;

“Released Property” has the meaning set forth in section 2.7;

“Relinquishment Event” has the meaning set forth in section 2.7;

“Responding Party” has the meaning set forth in section 8.1;

“Royalty Holder Indemnified Parties” has the meaning set forth in section 6.1;

“Royalty Notice Documents” has the meaning set forth in section 2.4;

“Royalty Purchase Price” has the meaning set forth in section 2.1;

“Royalty Statement” has the meaning set forth in section 3.4;

“Sale” means a sale or transfer of title of a Product by or on behalf of the Owner or any Affiliate of the Owner to a Person, whether or not an Affiliate of the Owner and is deemed to include a deemed transfer of title to Products transported off the Property that the Owner elects to have credited to or held for its account by an Offtaker and is also deemed to include any Loss prior to any transfer or deemed transfer of title to Products;

“Sandstorm” means Sandstorm Gold Ltd. (as the successor by assignment of Sandstorm Metals &

Energy Ltd.) and its permitted successors and assigns;

“Sandstorm Intercreditor Agreement” means an agreement that may be entered into by the Royalty Holder, the Owner and Sandstorm, on terms and conditions satisfactory to the Royalty Holder, acting reasonably, containing, among other things, the Sandstorm Intercreditor Principles and whereby the Royalty Holder and Sandstorm agree that any security respectively held by them in support of the Base Metal Royalty and the Precious Metal Royalty or the Sandstorm Royalties, as applicable, shall rank pari passu;

“Sandstorm Intercreditor Principles” means the following terms:

(i)

Sandstorm and the Royalty Holder will agree that any security granted in their favour in support of their respective royalty rights over the Property and all related present and future assets and property of the Owner will rank equally and pari passu;

(ii)	the Royalty Holder and Sandstorm will consent to their respective royalty arrangements and to their respective rights to receive their net smelter royalty payments thereunder; and

(iii)

the Royalty Holder and Sandstorm will agree that their respective royalties shall not be interrupted and neither of them will do any act or thing nor omit to do any act or thing that could result in the temporary or permanent suspension of payments of their respective royalties;

“Sandstorm Royalties” means the net smelter royalties granted by the Owner to Sandstorm pursuant to a base metal and precious metal net smelter returns royalties agreement dated May 31, 2013, as the same may be amended, restated, supplemented or modified from time to time;

“Senior Intercreditor Agreement” means an agreement to be entered into by the Royalty Holder, the Owner and the Senior Lenders, in each case on terms and conditions satisfactory to the Royalty Holder, acting reasonably, containing, among other things, the Senior Intercreditor Principles and whereby the Royalty Holder agrees to subordinate the Charge created hereunder in favour of any change granted to the Senior Lenders;

“Senior Intercreditor Principles” means the following terms1:

(i)

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(ii)	XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXX;

(iii)

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
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XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXX;

(iv)

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
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XXXXXXXXXXXXXXX;

(v)

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
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XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXX; and

(vi)	XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX;

“Senior Lenders” means lenders who provide senior secured project financing to the Owner or its Affiliates;

____________________
1 Deleted specific details deemed confidential by both parties for competitive and commercial reasons.

“Silver Production” means either: (i) the quantity of Refined Ag measured in ounces that is outturned to the Owner’s account by a refinery; or (ii) the recoverable and saleable quantity of Ag contained in Ag bearing ores, metals (metals shall include bullion, concentrates or other forms) derived from operating the Property as a mine to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market of arm’s length sales or purchases between unrelated parties;

“Surface Leases” has the meaning set forth in Schedule “A” attached hereto;

“trading activities” has the meaning set forth in section 3.9;

“Transfer” when used as a verb, means to sell, grant, assign, encumber, hypothecate, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sales or spin-out transactions. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, arrangements, amalgamations, consolidations, asset sale or spin-out transaction;

“Zn” means zinc; and

“Zinc Production” means either: (i) the quantity of Refined Zn measured in pounds that is outturned to the Owner’s account by a refinery; or (ii) the recoverable and saleable quantity of Zn contained in Zn bearing ores, metals (metals shall include bullion, concentrates or other forms) derived from operating the Property as a mine to which has been applied the least number of treatments or processes necessary to render the minerals into a substance or state for which there is a commercially significant market of arm’s length sales or purchases between unrelated parties.

1.2 Governing Law

Except for matters of title to the Property or the assignment or transfer of the Property, which will be governed by the law of the situs of the Property, this Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each Party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

1.3 Severability

If any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.4 Calculation of Time

If any time period set forth in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.5 Headings

The headings to the articles and sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

1.6 Other Matters of Interpretation

In this Agreement:

(a)	the singular includes the plural and vice versa;

(b)	the masculine includes the feminine and vice versa;

(c)	references to “article,” “section” and “subsection” are to articles, sections and subsections of this Agreement, respectively;

(d)

all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants” or “agrees” or “promises”;

(e)

all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; and

(f)

the words “hereto,” “herein,” “hereby,” “hereunder,” “hereof” and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular article, part, section, exhibit or portion thereof.

ARTICLE 2
ROYALTY DESCRIPTION, ROYALTY HOLDER RIGHTS, ETC.

2.1 Net Smelter Returns Royalties

In consideration of the payment of the sum of C$8,000,000 million (the “Royalty Purchase Price”):

(a)

the Owner does hereby grant the Base Metal Royalty to the Royalty Holder commencing on the Effective Date the Owner agrees to pay to the Royalty Holder the Base Metal Royalty, all on the terms and conditions specified in this Agreement; and

(b)

the Owner does hereby grant the Precious Metal Royalty to the Royalty Holder; and commencing on the Effective Date the Owner agrees to pay to the Royalty Holder the Precious Metal Royalty, all on terms and conditions specified in this Agreement.

The Base Metal Royalty and the Precious Metal Royalty shall rank pari passu.

The Base Metal Royalty and the Precious Metal Royalty shall continue in perpetuity. If any right, power or interest of either party under this Agreement would violate the rule against perpetuities or equivalent rule under applicable law, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Agreement.

In the event a court of competent jurisdiction determines that any provision of this Agreement violates the statutory or common law Rule Against Perpetuities, then such provision shall automatically be revised and reformed as necessary to comply with the Rule Against Perpetuities and this Agreement shall not be terminated solely as a result of a violation of the Rule Against Perpetuities.

2.2 Sale of Products Other Than to a Smelter or Refinery

If the Owner sells or causes the Sale of Products other than to a smelter or refinery, the Base Metal Royalty and the Precious Metal Royalty, as the case may be, shall be, without duplication, 1.0% of the gross value of recoverable Minerals contained in such Products without deductions except for such costs, charges, deductions and expenses that would have been applicable had the Owner processed the Minerals at a third party smelter or refinery. The amount of recoverable Minerals contained in Products removed from the Property shall be calculated and determined based upon assays, metallurgical tests and such other analyses as are customary in the industry which are conducted in a manner satisfactory to the Owner and the Royalty Holder, acting reasonably. If the Parties are unable to agree on the manner of conducting such assays, tests and analyses or the amount of the applicable costs, charges, deductions and expenses that would have been applicable, for a period of 30 days, either Party may refer the question to arbitration hereunder and the decision of the arbitrator shall be final and binding upon the Parties. The gross value of such Minerals shall be determined by multiplying the amount of such recoverable Minerals by the Monthly Average Silver Price, the Monthly Average Lead Price or the Monthly Average Zinc Price or the monthly average price for the applicable other Products (that are not Ag, Pb or Zn) as the case may be for the Month of such sale.

2.3 Use of Proceeds

The Owner shall use the Royalty Purchase Price to develop the Property in accordance with a budget satisfactory to the Buyer (the “Budget”). The Budget shall be subject to the prior written approval of the Buyer.

2.4 Interest in Land

The Parties agree that, subject to the provisions of section 2.7, the Base Metal Royalty and the Precious Metal Royalty on the Property will each be a covenant running with the Property, will be enforceable as an in rem interest in land which shall run with the Property and will be binding upon and enure to the benefit of the Parties and their respective successors and assigns, provided that in respect of any Mining Leases;

(i)

the Base Metal Royalty and the Precious Metal Royalty thereon will be a covenant running with the Owner’s leasehold interest in the Mining Leases for the entire term of the applicable lease and any and all renewals and extensions thereof; and

(ii)	any assignment or sublease of the Mining Leases shall include a provision requiring the assignee or sublessee to pay the Base Metal Royalty and the Precious Metal Royalty on the Mining Leases.

It is the intention of the Parties that to the extent permissible at law, both the Base Metal Royalty and the Precious Metal Royalty on the Mining Leases shall be registerable or otherwise recordable in all public places where interests in a royalty are recordable and the Owner shall execute and deliver such further documents as may be necessary for the timely and effective recording or registration of a caution, notice or caveat in respect of the Base Metal Royalty and the Precious Metal Royalty on the Mining Leases created by this Agreement, in such public places (the “Royalty Notice Documents”).

2.5 Tailings and Residue

All tailing, residues, waste rock, spoiled leach materials, and other materials (collectively the

“Materials”) resulting from the Owner’s operations and activities on the Property shall be the sole property of the Owner, but shall remain subject to the obligation to pay the Base Metal Royalty and the Precious Metal Royalty should the same be processed or reprocessed, as the case may be, in the future and result in Products. The Owner shall have the right to dispose of Materials from the Property, whether on or off of the Property, and to commingle the same with Materials from other properties. In the event Materials are processed or reprocessed, as the case may be, the Royalty applicable thereto shall be determined on a pro rata basis as determined by using such reasonable and customary engineering and technical practices as are then available.

2.6 Ore Processing

All determinations with respect to: (a) whether ore from the Property will be beneficiated, processed or milled by the Owner or sold in a raw state; (b) the methods of beneficiating, processing or milling any such ore; (c) the constituents to be recovered therefrom; and (d) the purchasers to whom any ore, minerals or mineral substances derived from the Property may be sold, shall be made by the Owner in its sole and absolute discretion.

2.7 Abandonment, Relinquishment or Non-Renewal

If the Owner or an affiliate of the Owner or any person related thereto wishes to abandon, convey, relinquish or terminate or not renew (the “Relinquishment Event”) all or any portion of the Property (the property being the “Released Property”), then the Owner shall provide the Royalty Holder with a minimum of 30 days prior written notice of such intended Relinquishment Event.

Upon receipt of the said notice, the Royalty Holder shall have a period of 10 days within which to advise the Owner in writing that it desires to take title to or an assignment of the Released Property, as applicable, for consideration equal to US$10.

If the Royalty Holder shall forward such written notice to the Owner within the said 10 day period, the Owner shall thereafter do all such acts and things or shall cause all such acts and things to be done, at the Royalty Holder’s own sole cost and expense, to assign or convey, as appropriate, the Released Property to the Royalty Holder for the said US$10 and to have the Released Property recorded or registered into the name of the Royalty Holder. The Parties acknowledge and agree that any assignment of the Mining Leases or the Surface Leases to the Royalty Holder under this section 2.7 may require the consent of the lessor thereunder.

If the Royalty Holder does not forward the said written notice to the Owner within the said 10 day period, then the Owner or the affiliate of the Owner or the person related thereto shall have the right to complete the Relinquishment Event with respect to the applicable Released Property.

If a Relinquishment Event is completed and thereafter, the Owner or any Affiliate of the Owner or any person related to the Owner subsequently reacquires a direct or indirect beneficial interest in the Released Property then such Released Property will once again be subject to the obligation to pay the Base Metal Royalty and the Precious Metal Royalty with respect thereto.

2.8 Site Visits

The Royalty Holder shall have the right, provided reasonable advanced notice is given to the Owner, to conduct site visits from time to time if: (i) the Royalty Holder is contemplating a Transfer or encumbrance pursuant to section 7.2 (any such visit to be at the Royalty Holder’s cost); (ii) the Royalty Holder believes, acting reasonably, that there has been a breach of this Agreement by the Owner (any such visit to be at the Owner’s cost), or (iii) in connection with the Royalty Holder’s audit rights under section 3.11 (any such visit to be at the Owner’s cost). This right is in addition to, and not in replacement of, any existing rights of Royalty Holder and the rights of access contemplated by section 3.12.

ARTICLE 3
PAYMENTS, TRADING ACTIVITIES AND BOOKS AND RECORDS

3.1 Payment Obligation

The obligation to pay the Base Metal Royalty and the Precious Metal Royalty will accrue when there has been a Sale (provided that any Base Metal Royalty and the Precious Metal Royalty due in respect of a Loss will accrue when the insurance proceeds are received by the Owner) and on the following bases:

(a)	there will be deemed to have been a Sale of treated metals upon the outturn of metals from such Products by the treatment facility to the account of the Owner;

(b)

the obligation to pay the Base Metal Royalty and the Precious Metal Royalty will accrue upon any Sale by the Owner to an unrelated third party that is not captured by section 3.1(a) and for which the Owner receives Gross Proceeds; and

(c)	any Base Metal Royalty and the Precious Metal Royalty due in respect of a Loss will accrue when the insurance proceeds are received by the Owner.

For greater certainty and without limitation, the Parties anticipate that 90% or more of the Base Metal Royalty and the Precious Metal Royalty shall be payable out of, or from the proceeds of, the production from the Property.

3.2 Provisional Settlements & Upfront Payments

Where the outturn of treated metals or a Sale (including an insurance settlement in respect of a Loss) is made on a provisional basis, the amount of the Base Metal Royalty and the Precious Metal Royalty payable will be based upon the amount of metal or other Products (or the value of the Loss) credited by such provisional settlement, but will be adjusted in the next quarterly payment due thereafter to account for the amount of metal or other Products (or the value of the Loss) established by final settlement with the treatment facility or with the purchaser or insurer of other Products, as the case may be. If production has ceased, settlement will be made between the Parties by cash payment.

In the event the Owner has received any deposit, forward payment or other form of upfront payment made in respect of a future sale of Products (including under any offtake, prepay or streaming arrangements) the Base Metal Royalty and the Precious Metal Royalty shall be valued such that at the time of delivery it is based on the Market Value of the metals which are subject to the future sale agreement of Products after adding any premiums received, or deducting therefrom all charges and penalties for smelting and refining of the Products including premiums, penalties and the cost of transportation to the smelter, insurance premiums incurred after the Products have left the Property, provided the costs are payable out of the proceeds received or shown as deductions therefrom.

3.3 Due Date

Base Metal Royalty payments and Precious Metal Royalty payments will be due and payable quarterly on the date that is 30 days after the end of the calendar quarter in which the same accrued. If the Owner fails to pay the amount due on or before the due date for payment, the Owner shall also pay to the Royalty Holder, immediately and on demand, interest at the rate of LIBOR plus 7% per annum and all costs and expenses incurred by the Royalty Holder which are attributable to the Owner’s failure to pay.

3.4 Royalty Statements

Base Metal Royalty payments and Precious Metal Royalty payments will be accompanied by a statement (the “Royalty Statement”) showing in reasonable detail on a Product by Product basis, as applicable, for the relevant quarter:

(a)	the quantities and grades of Products produced and for which there was a Sale in the quarter;

(b)	the Gross Proceeds of Sale received in the quarter (including without limitation by reason of a Loss);

(c)	the Allowable Deductions in the quarter;

(d)	any adjustments to provisional settlements; and

(e)	other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

3.5 Adjustments

Subject to section 3.2, all Base Metal Royalty payments and Precious Metal Royalty payments will be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Royalty Holder gives the Owner written notice describing and setting forth a specific objection to the determination thereof within 12 months after the receipt by the Royalty Holder of the quarterly Royalty Statement. Such notice will specify the basis for the objection in reasonable detail. In addition to the provisions of section 3.10 and 3.11, if the Royalty Holder objects to a particular quarterly Royalty Statement as herein provided, then:

(a)

the Royalty Holder will have the right, for a period of 90 days after the Owner receives notice of such objection, upon reasonable notice and at a reasonable time, and for a reasonable period of duration, to have the Owner’s accounts and records relating to the calculation of the Base Metal Royalty and/or the Precious Metal Royalty, as the case may be, in question audited by a chartered accountant selected by the Royalty Holder and who enters into a confidentiality undertaking in favour of the Owner;

(b)

if such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess will be resolved by adjusting the next quarterly Base Metal Royalty payment and/or Precious Metal Royalty payment, as the case may be, due hereunder. If production has ceased, settlement will be made between the Parties by cash payment; and

(c)

the Royalty Holder will pay all costs of such audit unless a deficiency of two percent or more of the amount due to the Royalty Holder is determined to exist. The Owner will pay the costs of such audit if a deficiency of two percent or more of the amount due is determined to exist.

Failure on the part of the Royalty Holder to make a claim on the Owner for adjustment in such 12 month period will establish the correctness of the payment and preclude the filing of exception thereto or the making of claims for adjustment thereon.

3.6 Conversion of Currency

All payments in respect of the Base Metal Royalty and the Precious Metal Royalty will be made in U.S. dollars.

3.7 Wire Transfer

Payments made under or pursuant to this Agreement will be made by wire transfer in good, immediately available funds, to such account or accounts as the Royalty Holder may designate pursuant to wire instructions provided by the Royalty Holder to the Owner not less than three Business Days prior to the dates upon which such payments are to be made. The date the wire transfer process is initiated shall be the date of such payment, provided that the Royalty Holder receives such payment, and the Owner shall have no duty to otherwise apportion any payment to the Royalty Holder or its successors or assigns.

3.8 Payments in Kind

In the event that the Royalty Holder determines that it wishes to receive Base Metal Royalty payments and Precious Metal Royalty payments in the physical product in kind, the Royalty Holder shall provide written notice of such election including details of the Royalty Holder’s account at the final refiner or other processor of the applicable Minerals. Upon timely receipt of such notice, the Owner shall direct any Offtaker that is the final refiner or other processor of the applicable Minerals to pay the Base Metal Royalty and/or the Precious Metal Royalty directly to the account of the Royalty Holder at the Offtaker or to such other account as the Royalty Holder may advise in writing from time to time.

All costs incurred by the Owner with respect to arranging for such payment in kind shall be for the account of the Royalty Holder and may be deducted from any subsequent payment of the Base Metal Royalty and/or the Precious Metal Royalty, as the case may be. The Royalty Holder shall be responsible for all costs associated with the transportation of and insurance relating to Base Metal Royalty payments and/or Precious Metal Royalty payments delivered in kind to the Royalty Holder and if such transportation costs are paid for by the Royalty Holder the same shall not be included as one of the Allowable Deductions pursuant to section (ii) of the definition of Allowable Deductions.

For greater certainty and without limitation, the Owner shall not be obligated to deliver Base Metal Royalty payments and/or Precious Metal Royalty payments in physical product in kind if the Owner shall suffer an adverse tax consequence thereby. Title to Product delivered to the Royalty Holder set forth in this section 3.8 shall pass to the Royalty Holder at the time the Product is credited to the Royalty Holder.

If the Royalty Holder has provided written notice that it wishes to receive Base Metal Royalty payments and/or Precious Metal Royalty payments in the physical product in kind, the Owner shall notify the Royalty Holder in writing at least three weeks prior to any change of Offtaker.

3.9 Trading Activities of Owner

The Owner will have the right to market and sell refined Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements (the “trading activities”) which may involve the possible physical delivery of Products. The Base Metal Royalty and the Precious Metal Royalty will not apply to, and the Royalty Holder will not be entitled to participate in, the proceeds generated by the Owner, a shareholder of the Owner or an Affiliate of either in trading activities. In determining the net proceeds from any Products subject to the Base Metal Royalty and the Precious Metal Royalty, the Owner will not be entitled to deduct from Gross Proceeds any Losses suffered by the Owner, a shareholder or an Affiliate in trading activities.

If the Owner engages in trading activities, the Base Metal Royalty and the Precious Metal Royalty will be determined on the basis of the value of the Products produced and without regard to the price or proceeds actually received by the Owner, for or in connection with the sale, or the manner in which a sale to a third party is made by the Owner. The aforementioned value will be determined through reference to the Monthly Average Silver Price, the Monthly Average Lead Price or the Monthly Average Zinc Price, or the monthly average price for the applicable other Products (that are not Ag, Pb or Zn), as the case may be, for the Month during which Products are credited to the Owner’s account with a smelter or refiner, or, if the Owner engages in trading activities in respect of Products other than refined metals, the Gross Proceeds will be determined on basis of the value of such Products at the time such Products or ores are actually delivered to third parties.

The Parties agree that the Royalty Holder is not a participant in the trading activities of the Owner, and therefore the Base Metal Royalty and the Precious Metal Royalty will not be diminished or improved by losses or gains of the Owner in any such trading activities.

3.10 Books and Records

The Owner shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Property, including the mining of Minerals therefrom and the mining, stockpiling, treatment, processing, refining and transportation of Minerals, prepared in accordance with good mining industry practice, consistently applied. The Royalty Holder and/or its authorized representatives shall be entitled, upon delivery of three Business Days advance notice, during the normal business hours of the Owner, in a manner that does not unreasonably interfere with the

Owner’s business, to perform audits or other reviews and examinations of the Owner’s books and records relevant to the calculation and payment of the Base Metal Royalty and the Precious Metal Royalty pursuant to this Agreement to confirm compliance with the terms of this Agreement, including without limitation, calculations of Net Smelter Returns.

Without limiting the generality of the foregoing, the Royalty Holder shall have the right to audit all invoices and other records relating to the transportation of Minerals from the Property to any mill, refinery or other processor at which Minerals from the Property may be milled, smelted, concentrated, refined or otherwise treated or processed and relating to the transportation of Minerals in the form of concentrates, doré, slag or other waste products from any mill at which Minerals from the Property may be milled, to a processor. The Royalty Holder shall diligently complete any audit or other examination permitted hereunder. All expenses of any audit or other examination permitted hereunder shall be paid by the Royalty Holder, unless the results of such audit or other examination permitted hereunder disclose a deficiency in respect of any Base Metal Royalty payments and/or the Precious Metal Royalty payments paid to the Royalty Holder hereunder in respect of the period being audited or examined in an amount greater than two percent of the amount of the Royalty properly payable with respect to such period, in which event all expenses of such audit or other examination shall be paid by the Owner.

In performing such audit the Royalty Holder and/or its agents shall have reasonable access to all sampling, assay, weighing, and production records, including all mining, stockpile and milling records of the Owner relating to the Property and any Minerals derived from the Property (and the Royalty Holder shall be allowed to make notes or a photocopy thereof, subject to the provisions of section 10.2), all of which such records shall be kept and retained by the Owner in accordance with good mining industry practice.

3.11 Annual Report

The Owner shall deliver to the Royalty Holder an Annual Report on or before 60 days after the last day of each fiscal year of the Owner. With respect to the information referenced as item (v) in the definition of and included in any Annual Report, the Owner does not make or will not make any representation or warranty as to the accuracy, reliability or completeness of the same, and the Royalty Holder shall rely on the same at its sole risk. The Parties agree that the Owner shall have no obligation to comply with or abide by any of the forecasts or schedules included in the information referenced as items (vi) and (vii) in the definition of and included in any Annual Report, and the Owner shall not have any liability to the Royalty Holder or any third party with respect to a failure to do so.

With respect to any Annual Report, the Royalty Holder shall have the right to dispute any information of the kind referenced as items (i) and (v) in the definition of Annual Report in accordance with the provisions of this section. If the Royalty Holder disputes any of that information in an Annual Report:

(a)

the Royalty Holder shall notify the Owner in writing within 90 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Audit Dispute Notice”);

(b)

the Royalty Holder on the one hand and the Owner on the other hand shall have 90 days from the date the Audit Dispute Notice is delivered by the Royalty Holder to resolve the dispute. If the Royalty Holder and the Owner have not resolved the dispute within the said 90 day period, a mutually agreed independent third-party expert will be appointed to prepare a report with respect to the dispute in question (the “Expert’s Report”). If the Royalty Holder and the Owner have not agreed upon such expert within a further 10 days after the said 90 day period, then the dispute as to the expert shall be resolved by the dispute mechanism procedures set forth in Article 8;

(c)

if the Expert’s Report concludes that the amount of the Base Metal Royalty and/or the Precious Metal Royalty which was to have been paid to the Royalty Holder was deficient by two percent or less from the Base Metal Royalty and/or the Precious Metal Royalty set out in the Annual Report, then the cost of the Expert’s Report shall be borne by the Royalty Holder;

(d)

if the Expert’s Report concludes that the amount of the Base Metal Royalty and/or the Precious Metal Royalty which was to have been paid to the Royalty Holder was deficient by more than two percent from the Base Metal Royalty and/or the Precious Metal Royalty set out in the Annual Report, then the cost of the Expert’s Report shall be borne by the Owner; and

(e)

if the Royalty Holder or the Owner disputes the Expert’s Report and such dispute is not resolved between the Parties within ten days after the date of delivery of the Expert’s Report, then such dispute shall be resolved by the dispute mechanism procedures set forth in Article 8.

If the Owner does not deliver an Annual Report as required pursuant to this Article, the Royalty Holder shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of the Owner, an audit of the books and records of the Owner relevant to the Base Metal Royalty and the Precious Metal Royalty in conjunction with the provisions of section 3.10. The Owner shall grant the Royalty Holder and its agents access to all such books and records on a timely basis during normal business hours. In order to exercise this right, the Royalty Holder must provide not less than three Business Days’ written notice to the Owner of its intention to conduct the said audit. If within seven days of receipt of such notice, the Owner delivers the applicable Annual Report, then the Royalty Holder shall have no right to perform the said audit. If the Owner delivers the Annual Report before the delivery of the report prepared in connection with the said audit, the applicable Annual Report shall be taken as final and conclusive, subject to the rights of the Royalty Holder as set forth in Article 8. Otherwise, absent any manifest or gross error in the Royalty Holder’s audit report, the Royalty Holder’s report shall be final and conclusive, subject to the provisions of Article 8.

3.12 Rights to Monitor Processing of Minerals

Subject at all times to the workplace rules and supervision of the Owner, the Royalty Holder shall at all reasonable times and upon reasonable notice and at its sole risk and expense, have:

(a)	a right of access by its representatives to the Property and to any mill used by the Owner to process Minerals derived from the Property (provided that in the event such mill is not owned or controlled by the Owner, such right of access shall only be the same as any such right of access of the Owner); and

(b)	the right:

(i)

to monitor the Owner’s stockpiling and milling of ore or minerals derived from the Property and to take samples from the Property or from any mill or processor for the purposes of assay verifications; and

(ii)

to weigh or to cause the Owner to weigh or otherwise calculate the weight of all trucks transporting minerals from the Property to any mill processing Minerals from the Property prior to dumping of such ore and immediately following such dumping.

The Royalty Holder shall defend, indemnify and hold the Owner harmless from and against any Losses for damage to property or injury to or death of persons arising from any such inspection, or any inspection conducted pursuant to the provisions of section 9.2, except to the extent the same are caused by the gross negligence or wilful misconduct of the Owner.

ARTICLE 4
COVENANTS

4.1 Covenant Regarding Approvals

The Owner does hereby covenant and agree that it shall do all such acts and things and they shall not omit to do any acts or things as shall be necessary in order to obtain all necessary approvals as shall be required in order each of them to be able to execute, deliver and perform its obligations under this Agreement. This covenant shall not merge on the execution and delivery of this Agreement. A breach of this covenant shall be deemed to be a breach of this Agreement.

4.2 Covenant Regarding Senior Security

The Owner does hereby covenant and agree that if any of the Owner or its Affiliates shall seek to grant to the Senior Lenders any charge, lien, encumbrance, mortgage or security on or over any of the Property, then a minimum of 10 Business Days prior thereto the Owner and the Senior Lenders shall execute and deliver to and in favour of the Royalty Holder a Senior Intercreditor Agreement.

4.3 Covenant Regarding Charge

The Owner does hereby covenant and agree that on the Effective Date the Owner shall execute and deliver to and in favour of the Royalty Holder the Charge and shall provide the Royalty Holder with proof, to the reasonable satisfaction of the Royalty Holder, of submission of the Charge for registration or recordation in the Office of the Mining Recorder of the Northwest Territories and shall provide the Royalty Holder with proof, to the reasonable satisfaction of the Royalty Holder, of due registration or recordation of the Charge as soon as same can be obtained from the Mining Recorder. In addition, on the Effective Date the Owner’s counsel in the Northwest Territories will provide an updated written legal opinion to the Royalty Holder, which shall be satisfactory in form and substance to the Royalty Holder, acting reasonably, opining that, subject to reasonable qualifications and based on reasonable assumptions, no charge or security is registered on the Mining Leases ranking in priority to the Charge, other than one which would constitute a Permitted Encumbrance.

The Owner does hereby additionally covenant and agree that it shall forthwith provide written notice to the Royalty Holder of the Owner’s receipt of amendments, revisions and/or expansions with respect to the Property.

Any amendment, supplement, modification, waiver, restatement, cancellation or termination of or to the Charge shall be made at the sole discretion of the Royalty Holder.

The Royalty Holder will agree to subordinate the Charge to any charge, lien, encumbrance, mortgage or security on or over any of the Property granted by the Owner to any Senior Lenders but only if the Senior Lenders execute and deliver to and in favour of the Royalty Holder a Senior Intercreditor Agreement.

4.4 Covenant Regarding Registration or Recordation of Royalties

The Owner does hereby covenant and agree that within 30 days after the Effective Date (or such other later date as the Royalty Holder may agree), the Owner shall provide the Royalty Holder with proof, to the reasonable satisfaction of the Royalty Holder, of the due registration or recordation of the Royalty Notice Documents in the Office of the Mining Recorder of the Northwest Territories. If the Royalty Holder does not receive such proof within the said 30 days after the Effective Date (or such other later date as the Royalty Holder may agree), then the Royalty Purchase Price shall be due and owing by the Owner to the Royalty Holder and the Owner shall immediately forward to the Royalty Holder, in cash by wire transfer, the Royalty Purchase Price, without setoff, deduction or defalcation.

4.5 Sandstorm Intercreditor Agreement

The Owner does hereby covenant and agree to, in the event that the Owner grants a mortgage or charge over the Mining Leases or over any related present or future assets and property of the Owner in favour of Sandstorm in support of the Sandstorm Royalties, use its best commercial efforts to ensure that Sandstorm concurrently executes and delivers to and in favour of the Royalty Holder the Sandstorm Intercreditor Agreement.

4.6 Further Assurances

The Royalty Holder may effect all such other filings, recordings and registrations in all such jurisdictions as it deems appropriate or necessary in order to protect, preserve and perfect the Royalty, the Charge and any of its related rights, including a financing statement under any application provincial personal property security legislation.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE OWNER AND THE ROYALTY HOLDER

5.1 Representations and Warranties of the Owner

The Owner hereby represents and warrants to and in favour of the Royalty Holder and acknowledges and agrees that the Royalty Holder is entering into this Agreement on the basis of such representations and warranties, namely, that the Owner has the corporate power, capacity and authority to execute, deliver and perform this Agreement and the execution, delivery and performance of this Agreement by the Owner have been duly authorized by all required corporate or limited liability company action of the Owner and this Agreement represents a valid and binding obligation of the Owner duly enforceable against the Owner in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws or by equitable principles generally.

5.2 Representations and Warranties of Royalty Holder

The Royalty Holder represents and warrants to and in favour of the Owner and acknowledges and agrees that the Owner is entering into this Agreement on the basis of such representations and warranties, namely, that it has the corporate power, capacity and authority to execute, deliver and perform this Agreement and the execution, delivery and performance of this Agreement by it has been duly authorized by all required corporate action and this Agreement represents a valid and binding obligation of the Royalty Holder duly enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws or by equitable principles generally.

ARTICLE 6
INDEMNITIES

6.1 Indemnity by the Owner

The Owner does hereby agree to defend, indemnify, reimburse and hold harmless the Royalty Holder, its officers, directors, shareholders, employees and its successors and assigns (collectively, the

“Royalty Holder Indemnified Parties”), and each of them, from and against any and all Losses that the Royalty Holder Indemnified Parties may sustain, suffer or incur as a result of:

(a)	a breach of this Agreement by the Owner; and

(b)

operations conducted on or in respect of the Property by or on behalf of the Owner that result from or relate to the mining, handling, transportation, smelting or refining of the Products, including without limitation, Losses, in any way arising from or connected with any non-compliance with environmental laws or any contaminants or hazardous substances on, in or under the Property or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or hazardous substances on any other lands or areas having originated or migrated from the Property or the soil, sediment, water or groundwater forming part thereof.

6.2 Indemnity by the Royalty Holder

The Royalty Holder does hereby agree to defend, indemnify, reimburse and hold harmless the Owner, its officers, directors, members, managers, shareholders, employees and their successors and assigns (collectively, the “Owner Indemnified Parties”), and each of them, from and against any and all Losses that the Owner Indemnified Parties may sustain, suffer or incur as a result of a breach of this Agreement by the Royalty Holder or arising from any inspection conducted pursuant to the provisions of sections 3.12 or 9.2, except to the extent the same are caused by the gross negligence or wilful misconduct of the Owner.

ARTICLE 7
TRANSFER RIGHTS

7.1 Restricted Transfer Rights of the Owner

The Owner may Transfer, in whole or in part: (i) the Property; or (ii) its rights and obligations under this Agreement, the Charge, the Sandstorm Intercreditor Agreement (if applicable) and any Senior Intercreditor Agreement, in either case so long as the following conditions are satisfied:

(a)	the Owner provides the Royalty Holder with at least 20 day’s prior written notice of the intent to Transfer of the Owner;

(b)

any purchaser, merged company, transferee or assignee, as a condition to completion of the Transfer, agrees in writing in favour of the Royalty Holder to be bound by the terms of this Agreement, including without limitation, this section and the Royalty Holder does not suffer a material adverse effect in relation to the transactions set forth in this Agreement; and

(c)

any transferee of the Owner that is a mortgagee, chargeholder or encumbrancer obtains an agreement in writing in favour of the Royalty Holder from any subsequent purchaser or transferee of such mortgagee, chargeholder or encumbrancer that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement, the Charge, the Sandstorm Intercreditor Agreement (if applicable) and any Senior Intercreditor Agreement (if applicable).

7.2 Transfer Rights of the Royalty Holder

The Royalty Holder shall have the right to Transfer or encumber, in whole or in part, any or all of its rights and obligations under this Agreement without the Owner’s consent, and the Owner will reasonably cooperate to assist with any documents or filings necessary to complete such Transfer or encumbrance.

7.3 Project Financing of the Owner

The Owner covenants to and in favour of the Royalty Holder that the terms of any project financing arranged with respect to the Property shall not allow for the lenders to prohibit or interfere with any Base Metal Royalty payments or Precious Metal Royalty payments due to the Royalty Holder hereunder or allow for cash sweeps or payments of excess cash flow to the lenders in priority to any Base Metal Royalty payments or Precious Metal Royalty payments due to the Royalty Holder hereunder.

In connection with any such project financing the Owner shall obtain at the closing of such project financing a certificate executed by an authorized officer of each lending institution or any other third party to the project financing, acknowledging the validity and existence of this Agreement and the Base Metal Royalty obligations and the Precious Metal Royalty obligations under this Agreement and agreeing that it will not object to or attempt to prohibit payment of any of the payments of the Base Metal Royalty and/or Precious Metal Royalty hereunder.

ARTICLE 8
DISPUTE RESOLUTION

8.1 Arbitration

In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination hereof or any matter arising hereunder, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. Failing resolution satisfactory to either Party, within ten days of the time frame specified herein or if no time frame is specified within ten days of the delivery of notice by either Party of the said dispute, which shall be after the dispute remains open for a period of 90 days, either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Vancouver, British Columbia, pursuant to the domestic commercial arbitration rules of the British

Columbia International Commercial Arbitration Centre (the “BCICAC”). The appointing authority shall be the BCICAC and the case shall be administered by the BCICAC in accordance with its Domestic Commercial Arbitration Rules of Procedure, subject to the following:

(a)

To demand arbitration, either Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”), which Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement. The Dispute Notice shall specify the nature of the allegation and the issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 15 Business Days of receipt of the Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(b)

The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator within seven Business Days of the Responding Party’s answer, failing which either the Demanding Party or the Responding Party may request the BCICAC to appoint one qualified arbitrator within five Business Days of the

Responding Party’s answer. The arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated.

(c)

No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator shall make its determination in writing in English and shall deliver one copy to each of the Parties. The written decision of the arbitrator shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator to any court. The decision rendered by the arbitrator may be entered into any court for enforcement purposes.

(d)	The arbitrator may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(e)

The arbitrator shall have the right to grant legal and equitable relief and to award costs (including reasonable legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator in its determination, if applicable. The arbitrator may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(f)	All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(g)

The Parties agree to treat as Confidential Information, in accordance with the provisions of section 10.2, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this section, a Party may disclose such Confidential Information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under section 10.2 or where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements,

ARTICLE 9
OPERATION OF THE PROPERTY

9.1 Owner to Determine Operations

The Owner will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property and may suspend operations and production on the Property at any time it considers prudent or appropriate to do so.

The Owner may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other Product at sites located on or off the Property, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Owner will not be liable for mineral values lost in processing under sound practices and procedures, and no Base Metal Royalty or Precious Metal Royalty will be due on any such lost mineral values.

The Owner shall be entitled to temporarily stockpile, store or place ores, concentrates or other Product produced from the Property in any locations owned, leased, rented or otherwise controlled by the Owner or its Affiliates, provided the same are appropriately identified as to ownership and origin and secured from loss, theft, tampering and contamination.

The Owner will owe the Royalty Holder no duty to explore, develop or mine the Property, or to do so at any rate or in any manner other than that which the Owner may determine in its sole and unfettered discretion.

9.2 Commingling

Commingling of Products from the Property with other ores, doré, concentrates, metals, minerals or mineral by-products produced elsewhere is permitted, provided that reasonable and customary procedures are established for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and in the other ores, doré, concentrates, metals, minerals and mineral by-products. The Royalty Holder will have the right, during reasonable business hours and upon prior notice to the Owner, to enter upon the Property and to inspect the plant and procedures followed by the Owner with respect to allocations made under this section, provided that such entry will be at the sole risk and cost of the Royalty Holder, and in compliance with applicable safety rules and regulations.

9.3 Nature of Royalty Holder’s Interest

The Base Metal Royalty payable and Precious Metal Royalty payable to the Royalty Holder shall be payable only on production of Products from the Property, and not production from any other properties adjacent to or in the vicinity of the Property. The Royalty Holder shall not have any possessory or working interest in the Property, nor any of the incidents of such interest.

ARTICLE 10
MISCELLANEOUS

10.1 Other Activities and Interests

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Property. Save and except as herein specifically provided, each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate therein including activities involving mineral claims or mineral leases adjoining the Property.

10.2 Confidentiality

All information, data, reports, records, analyses, economic and technical studies and test results relating to the Property and the activities of the Owner or any other party thereon and the terms and conditions of this Agreement, all of which will hereinafter be referred to as “Confidential Information,” will be treated by the Royalty Holder as confidential and will not be disclosed to any person not a party to this Agreement, except in the following circumstances:

(a)

the Royalty Holder may disclose Confidential Information to its auditors, legal counsel, tax and financial advisors, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality thereof and are strictly limited in their use of the Confidential Information to those purposes necessary for such non-party users to perform the services for which they were retained by the Royalty Holder;

(b)

the Royalty Holder may disclose Confidential Information to prospective purchasers of the Royalty Holder’s right to receive the Base Metal Royalty and/or Precious Metal Royalty, provided that each such prospective purchaser first agrees in writing to hold such information confidential in accordance with this section and to use it exclusively for the purpose of evaluating its interest in purchasing such right;

(c)

the Royalty Holder and the Owner may disclose Confidential Information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, and the Owner agrees to provide to the Royalty Holder all such information as the Royalty Holder, acting reasonably, determines is necessary or desirable to fulfill the Royalty Holder’s disclosure obligations and requirements under applicable securities laws, provided that prior to making any such disclosure the Royalty Holder shall give the Owner three Business Days’ prior written notice and the opportunity to comment on such disclosure. Additionally, the Owner agrees to use its reasonable efforts to ensure that the “qualified person” of the Owner (for the purposes of National Instrument 43 101) reviews and comments upon all requisite securities documents of the Royalty Holder that contain and disclose scientific and technical information with respect to the Base Metal Royalty and Precious Metal Royalty, including without limitation, annual information forms and press releases and to ensure that the Royalty Holder may quote and rely upon such “qualified person” in any such document, all as required by requisite securities laws, provided that any additional cost incurred by the Owner or such “qualified person” in any such review will be for the account of the Royalty Holder; or

(d)	with the prior written approval of the Owner.

Any Confidential Information that becomes a part of the public domain by no act or omission in breach of this section will cease to be confidential information for the purposes of this section. The Royalty Holder agrees that any Confidential Information it discloses under section 10.2(c) shall be accompanied by public-company standard disclaimers regarding reliance on forward-looking statements.

10.3 No Partnership

This Agreement is not intended to, and will not be deemed to, create any partnership relation between the Parties including without limitation, a joint venture, mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither of the Parties will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of an other Party. Nothing herein contained will be deemed to constitute a Party the partner, agent, joint venturer or legal representative of another Party.

10.4 No Waivers

No waiver of or with respect to any term or condition of this Agreement shall be effective unless it is in writing and signed by the waiving Party, and then such waiver shall be effective only in the specific instance and for the purpose for which given. No course of dealing between the Parties, nor any failure to exercise, nor any delay in exercising, on the part of a Party hereunder, any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof of the exercise of any other right, power or privilege.

10.5 Time of the Essence

Time shall be of the essence in the performance of any and all of the obligations of the Parties hereunder, including without limitation, the payment of monies.

10.6 Further Assurances

Each Party will, at the request of another Party and at the requesting Party’s expense, execute all such documents and take all such actions as may be reasonably required to effect the purposes and intent of this Agreement.

10.7 Entire Agreement

This Agreement, including the Schedules hereto, constitutes the entire agreement of the Parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto being hereby expressly rescinded and replaced hereby. No modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by both Parties. No prior written or contemporaneous oral promises, representations or agreements are binding upon the Parties. There are no implied covenants contained herein.

10.8 Notice

Any notice, demand, consent or other communication (“Notice”) given or made under the Agreement:

(a)	must be in writing and signed by a person duly authorised by the sender;

(b)

must be delivered to the intended recipient by hand, by overnight courier, or fax or email to the address or fax number below or the address, email address or fax number last notified by the intended recipient to the sender:

If to the Owner:

650 West Georgia Street
Suite 1710, P. O. Box 11644
Vancouver, BC V6B 4N9

Attention: President and Chief Executive
Fax No.: (604) 688-2043
Email: info@canadainzinc.com

If to the Royalty Holder, to:

RCF VI CAD LLC
Suite 200, 1400 Sixteenth Street
Denver, Colorado
80202 USA

Attention: [•]
Fax Number: [•]
Email: [•]

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, BC V7X 1L3

Attention: Bob Wooder
Fax No.: (604) 631-3309
Email: bob.wooder@blakes.com

(c)	will be deemed to be duly given or made when delivered;

but if the result is that a Notice would be deemed to be given or made on a day which is not a Business Day in the place to which the Notice is sent or is later than 4:00 pm (local time) it will be deemed to have been duly given or made at the commencement of business on the next Business Day in that place.

10.9 Counterparts

This Agreement may be executed in multiple counterparts, by original, pdf or telefacsimile signature, each of which will constitute an original, but all of which together will constitute one and the same instrument.

10.10 Parties in Interest

This Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

10.11 Tax Laws

Following the execution and delivery of this Agreement, each of the Parties will co-operate reasonably with the other Party in implementing any reasonable proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party and that such adjustments shall not or would not be reasonably likely to result in the non-proposing Party incurring any significant costs or liabilities.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

CANADIAN ZINC CORPORATION

Per: ______________________________
        Authorized Signing Officer

RCF VI CAD LLC

Per: ______________________________
        Authorized Signing Officer

[Signature Page to Base Metal and Precious Metal Net Smelter Returns Royalties Agreement]

A-1

SCHEDULE “A”

DESCRIPTION OF PRAIRIE CREEK PROPERTY

The Prairie Creek Property is located in the Northwest Territories, 500 kilometres west of Yellowknife and comprises 8,218 hectares of land. The Prairie Creek Property consists of a 100 percent interest in the mining leases, surface leases and staked mineral claims described below and shown on a map on the following page, which map forms a part of this Schedule “A”.

  Mining Leases Numbers 2854, 2931, 2932, 2933, 3313, 3314, 3315 and 3338 (8,749.4 acres), expiring from July 13, 2020 to August 21, 2020; and Gate mining leases Numbers 5113, 5114, 5115 and 5116 (9,245.4 acres), expiring September 9, 2020 (the “Mining Leases”)

  Surface Leases Numbers 95 F/10-5-5 and 95 F/10-7-4; (325.81 acres) (the “Surface Leases”)

A-2

SCHEDULE “A” Continued

400000m E
410000m E
6840000m N
6830000m N
6820000m N
LEASE 3313
LEASE 3314
NAHANNI NATIONAL PARK RESERVE BOUNDARY
WAY 6
K01369
GATE 1
5113
PRAIRIE CREEK
GATE 2
5114
GATE 3
5115
GATE 4
5116
ACCESS ROAD
LEASE
3338
LEASE
2933
LEASE
2932
LEASE
3315
SURFACE LEASE
95-F10-7-4
SURFACE LEASE
95-F10-5-5
LEASE
2931
PRAIRIE CREEK
MINE SITE
PRAIRIE CREEK
LEASE
2854
CANADIAN ZINC
CORPORATION
LEGEND
Trench
Land Tenure Boundary
Park Boundary
SCALE
PRAIRIE CREEK MINE
Date: July 2012
File: Land_Tenure2012.dwg

FIGURE 1-4:
LOCATION OF
Land Tenures

SCHEDULE “B”

PERMITTED ENCUMBRANCES

The following encumbrances are deemed to be Permitted Encumbrances:

(i)

any security interest, bond or deposit under workers’ compensation, social security, environmental, development, mining or similar legislation or in connection with permitting, tenders, leases, contracts or expropriation proceedings or to secure public or statutory obligations, surety and appeal bonds or costs of litigation, all where required by law;

(ii)

any security interest, or privilege imposed by law, such as builders’, mechanics’, material men’s, carriers’, warehousemen’s and landlords’ liens and privileges; or any security interest or privilege arising out of judgments or awards with respect to the Property which the Owner at the time is prosecuting an appeal or proceedings for review and with respect to which it has secured a stay of execution pending such appeal or proceedings for review; or any security interest for taxes, assessments or governmental charges or levies against the Property not at the time due and delinquent or the validity of which is being contested at the time by the Owner in good faith; or any undetermined or inchoate security interest or privilege incidental to current operations that has not been filed pursuant to law against the Owner or that relates to obligations not due or delinquent; or the deposit of cash or securities in connection with any security interest or privilege referred to in this paragraph;

(iii)

any right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit held or acquired by the Owner in respect of the Property or by any statutory provision, to terminate the lease, license, franchise, grant or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(iv)

any security interest created or assumed by the Owner in favour of a public utility or any municipality or governmental or other public authority when required by the utility, municipality or other authority in connection with the operations of the Property;

(v)

any reservations, limitations, provisos and conditions expressed in original grants of the mining leases, surface leases and staked mineral claims from the Crown, the Territorial or federal government or agencies thereof and any reservations and exceptions contained in, or implied by statute;

(vi)

any easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the property’s use of real property within the Property that do not in the aggregate materially detract from the value of such property or materially impair its use in the operation of the Property;

(vii)	Encumbrances in favour of governmental authorities securing reclamation obligations of the Property;

B-2

(viii)

any municipal by-laws or regulations affecting the Property or its respective use and any other municipal land use instruments including, without limitation, official plans and zoning and building by-laws, as well as decisions of the Committee of Adjustment or any other competent authority permitting variances therefrom, and all applicable building codes;

(ix)

any security interest granted to or in favour of a vendor of an asset or assets purchased or to be purchased by the Owner as security for the whole or any part of the purchase consideration, or any royalty or other interest retained by such vendor, secured only on such purchased assets;

(x)	all rights to royalties arising pursuant to applicable laws;

(xi)	all other Encumbrances that have been accepted in writing by the Royalty Holder;

(xii)	the Sandstorm Royalties; and

(xiii)	the Base Metal Royalty and the Precious Metal Royalty.